Tammy R. Moore
Vice President / Corporate Controller

November 16, 2020

Division of Corporation Finance - Office of Trade & Services
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

RE: SEC Comment Letter dated November 12, 2020 related to Service Corporation International's Form 10-K for the Year ended December 31, 2019 filed February 18, 2020 and Definitive Proxy Statement on Schedule 14A filed March 27, 2020

File No. 001-06402

With respect to the above referenced letter, Service Corporation International respectfully requests that the due date for our response be extended to the end of the day on December 11, 2020. We make this request in order to allow sufficient time for our draft and review process.

Please do not hesitate to contact me if you have any questions or comments.

Sincerely,

/s/ Tammy R. Moore
Tammy R. Moore
Vice President
Corporate Controller

SERVICE CORPORATION INTERNATIONAL
1929 ALLEN PARKWAY • P.O. BOX 130548 • HOUSTON, TX 77219-0548 • (713) 525-3097 • FAX (713) 525-7581